Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

How PropertyGuru is leading the proptech space in South-East Asia, according to its CEO

The Future Of Bricks And Mortar Is Technology And Digitalisation, And Propertyguru Ceo Hari V Krishnan Is Determined To Keep His Company Leading The Proptech Space In South-East Asia.

The CEO Magazine

By Lisa Smyth

28 October 2021

Hari V Krishnan, CEO and Managing Director of South-East Asia’s leading property technology company, PropertyGuru, describes himself as a “technologist”.

“Whether it’s music, travel, recruitment or real estate, I approach all opportunities with the mindset of a technologist,” he says. “In my experience, technology, when done well, fades into the background and facilitates life and business outcomes.”

Since joining PropertyGuru in 2016, first as President and then moving into the CEO position later that year, Krishnan’s technologist mindset has seen the company scale new heights. PropertyGuru is an online property marketplace that has expanded to include a diverse range of technology, artificial intelligence, fintech and enterprise software products and services to all actors in the South-East Asia property industry.

South-East Asia’s digital economy is expected to reach US$300 billion by 2025.

Market leader in Singapore, Vietnam, Malaysia and Thailand, and number two in Indonesia, PropertyGuru delivered an average annual revenue growth of approximately 25 per cent for the four years before the COVID-19 pandemic.

“We’ve reinvented ourselves a few times. That’s the reason we remain compelling,” Krishnan explains. “We are trying to build a ‘property trust platform’ that enables trust between the stakeholders in the property ecosystem, whether they be property seekers, agents, developers, banks or valuers. And I think technology plays a great role in any industry in infusing transparency and efficiency – that’s what we are trying to do.”

A NATURAL-BORN TECHNOLOGIST

Born in India, Krishnan obtained his bachelor and master’s degrees in telecommunications just as the internet was coming to the fore. “I felt that it democratised access to information and that it reflected the fact that we were increasingly becoming a knowledge economy,” he reflects.

He was an intern at Cisco before taking on a leadership position at the company, and then moving across to companies such as Yahoo! India and MySpace. He received his MBA at INSEAD business school in France, and joined LinkedIn in 2009 as Country Manager for India, effectively becoming its first hire in Asia. Three years later, he was promoted to Vice President, Asia–Pacific and Japan.

“Real estate is the largest asset class in the world. But it is one of very few spaces in the digital world that is local, or even hyper-local.”

In 2016, Krishnan’s 15 years of tech leadership experience across Asia–Pacific and the US made him the perfect candidate to take PropertyGuru from a simple property listing site to a proptech heavyweight.

“Real estate is the largest asset class in the world. But it is one of very few spaces in the digital world that is local, or even hyper-local,” Krishnan points out. “The few internet property companies in Australia don’t exist in New Zealand. The biggest ones in the US don’t exist in Canada. There’s no equivalent to a Google, Amazon or a LinkedIn, which means there is a lot of opportunity for the right business.”

CREATING PURPOSE AND DRIVING GROWTH

South-East Asia is predicted to become the fourth-largest economy in the world by 2030. A mix of urbanisation, middle-class expansion and digitalisation means more people with more money are looking for homes online, putting PropertyGuru at the very centre of the digital property boom to come.

So, while many companies have been reeling from the pandemic, in the past 18 months, Krishnan has made sure PropertyGuru has been innovating, acquiring and, in a bold move, soon to be trading on the New York Stock Exchange.

“First and foremost, a leader needs to be a good listener. I think there’s a science and an art to it.”

The company bought iProperty Malaysia and Thinkofliving Thailand from the REA Group in August, and in July announced a combination agreement with Bridgetown 2 Holdings Limited that, upon closing, will see the combined company go public. At the time of the deal, the enterprise value of PropertyGuru was US$1.35 billion and the equity value was around US$1.78 billion.

“We are a purpose-driven business, and we are entirely driven by the vision of the group. The vision is to be the trusted adviser to every person seeking property, and we felt we needed partners who could help us share that story with relevant audiences,” Krishnan explains.

“So, it wasn’t about the SPAC or the structure – we weren’t enamoured by any of that. It was much more about the partnerships that we built with Bridgetown. They identified with our purpose and the vision for what we’re building.”

THE ART OF IT ALL

While Krishnan’s father was an engineer, his mother was a professional painter, and he looks to both for inspiration in how he approaches life and leadership. “First and foremost, a leader needs to be a good listener,” he says. “I think there’s a science and an art to it. You need to listen to what your teams are saying and to what they are not saying as well. And you learn some of this the hard way over time, but I always say that leadership is not for the lazy.

PropertyGuru is the market leader in Malaysia, with 95 per cent of the relative engagement market share – 24 times greater market share than its closest competitor.

“A technology mindset is one that’s permanently learning. So, if you define yourself as a technologist, by definition, you are going to be learning until the day you die. Being a technologist is being democratic, non-hierarchical, learning-oriented and, more than anything else, it’s impact-oriented. What are you going to do to really change people’s lives? I think in South-East Asia the opportunities are endless.”

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the 3 “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents 3 regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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